Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

(Dollars in thousands except shares and per share amounts)

	For the years ended December 31,
	2013	2012
Numerator for both basic and diluted earnings per share:

Net Income	$4,020	$4,168
Less: Dividends on preferred stock	85	136
Net income available to common shareholders	$3,935	$4,032
Denominator:

Total average shares outstanding	6,657,093	4,388,650
Effect of dilutive stock options	281,935	120,584
Total diluted average shares outstanding	6,939,028	4,509,234
Earnings Per Share - Basic	$0.59	$0.92
Earnings Per Share - Diluted	$0.57	$0.90